Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 26, 2023

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Wednesday, July 26, 2023, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2023 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2022;

(2)
To approve the election of Mr. Sharon Kochan and the re-election of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel to the Board of Directors, each for an additional one-year term until the annual general meeting to be held in 2024;

(3)	To approve the grant of an award of options to, and an amendment to the terms of engagement of, Dr. Alon Seri-Levy; and

(4)	To approve amendments to the Company’s Compensation Policy.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, June 20, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and attached Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your proxy card or voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Annual Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Wednesday, July 26, 2023, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Annual Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about, June 23, 2023 to holders of Sol- Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Tuesday, June 20, 2023, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2023 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2022;

(2)
To approve the election of Mr. Sharon Kochan and the re-election of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegel to the Board of Directors, each for an additional one-year term until the annual general meeting to be held in 2024;

(3)	To approve the grant of an award of options to, and an amendment to the terms of engagement of, Dr. Alon Seri-Levy; and

(4)	To approve amendments to the Company’s Compensation Policy.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Monday, June 19, 2023, we had 27,785,000 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Tuesday, June 20, 2023, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty-three and one-third percent (33 1/3%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposals 3 and 4 require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, excluding abstentions; or

●
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposals 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or
(ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 3 and 4, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above with respect to Proposals 3 and 4.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder is a controlling shareholder or has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 3 and 4, as the case may be. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 3 and 4, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our General Counsel, Tami Fishman Jutkowitz, at +972-73-3326233 or tami.fishman@sol-gel.com, who will advise you as to how to submit your vote for this proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals 3 or 4, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge Financial Solutions, Inc. receives it in the enclosed envelope, not later than 6:59 a.m. Israel time on Wednesday, July 26, 2023 (11:59 p.m. Eastern Time on Tuesday, July 25, 2023) or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. Israel time on Wednesday, July 26, 2023 (11:59 p.m. Eastern Time on Tuesday, July 25, 2023), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal in accordance with the recommendation of the Board to the extent permitted by law. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will generally not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposals 3 and 4. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, June 20, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Tuesday, June 20, 2023, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Friday, June 23, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Israeli Companies Law (the “Companies Law”) and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors or a committee of the Board of Directors, if such determination was delegated to a committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2023 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the independent auditors of the Company for the year 2023 and for an additional period until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

ELECTION OF MR. SHARON KOCHAN AND THE RE-ELECTION OF DR. ALON SERI-
LEVY, MR. MOSHE ARKIN, MR. ITAI ARKIN, MS. HANI LERMAN, DR. SHMUEL BEN ZVI
AND MR. JONATHAN B. SIEGEL TO THE BOARD OF DIRECTORS

Currently we have a Board Of Directors composed of nine directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has nominated Mr. Sharon Kochan to be elected and each of Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegal to be re- elected as a director for an additional one-year term the next annual general meeting of shareholders to be held in 2024. Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Sharon Kochan, Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi, and Mr. Jonathan B. Siegal has attested to the Board of Directors and to the Company that s/he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is being provided based upon the information furnished to the Company by the nominees:

Name	Age	Position
Alon Seri-Levy	62	Chief Executive Officer and Director
Moshe Arkin	71	Executive Chairman of the Board of Directors
Itai Arkin	35	Director
Hani Lerman	51	Director
Shmuel Ben Zvi	63	Independent Director
Sharon Kochan	54	Independent Director
Jonathan B. Siegal	50	Independent Director

Dr. Alon Seri-Levy co-founded Sol-Gel and has served as our chief executive officer since our inception in 1997 and as a member of our Board of Directors until 2014. Prior to founding Sol-Gel, Dr. Seri-Levy established the computer-aided drug design department at Peptor Ltd., an Israeli research and development company that specialized in the development of peptide-based drug products. Dr. Seri-Levy holds a Ph.D. in Chemistry (summa cum laude) from The Hebrew University of Jerusalem, Israel, and conducted his post-doctoral studies at Oxford University, United Kingdom. Dr. Seri-Levy was appointed to our Board of Directors immediately following the pricing of our initial public offering.

Mr. Moshe Arkin has served as chairman of our Board of Directors since 2014. In May 2022, Mr. Moshe Arkin's role has been expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining our Board of Directors, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Mr. Itai Arkin became a member of our Board of Directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our Board of Directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Ms. Hani Lerman became a member of our Board of Directors immediately following the pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel Aviv University, Israel, and a B.A. in economics and accounting from Tel Aviv University, Israel.

Dr. Shmuel (Muli) Ben Zvi became a member of our Board of Directors immediately following pricing of our initial public offering. Dr. Ben Zvi is currently a board member and member of the credit, technology, resources and strategy committees at Bank Leumi, and a board member and member of the audit committee and compensation committee of VBL Therapeutics and a Board member and chair of the audit committee at Protalix Biotherapeutics. From 2004 to 2014, Dr. Ben Zvi held various managerial positions at Teva Pharmaceuticals Industries Ltd., including Vice President of Finance and Vice President of Strategy. From 2000 to 2004, Dr. Ben Zvi was the financial advisor to the Chief of General Staff of the Israel Defense Forces and head of the Defense Ministry budget department. Dr. Ben Zvi holds a Ph.D. in economics from Tel Aviv University, Israel and participated in the Harvard Business School Advanced Management Program (AMP).

Mr. Sharon Kochan served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc. ("Perrigo"), a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023, and currently serves as a consultant to Padagis. Prior to that, Mr. Kochan served as Executive Vice President & President Pharmaceuticals from 2018 for Perrigo, President International, from 2012 until 2018, and President Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis") from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan has served as a board member of MediWound Ltd. from July 2017 to June 2023 and served as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City and received a Bachelor of Science in Industrial Engineering from Tel-Aviv University, Israel.

Jonathan B. Siegel became a member of our Board of Directors on September 13, 2018. Mr. Siegel is the founder and CEO of JBS Healthcare Ventures since its formation in 2017. In June 2021, he also assumed the role of CEO and Chairman of the board of OPY Acquisition Corp. I, a public Nasdaq- listed company. Previously, he was a partner and healthcare sector head at Kingdon Capital Management from 2011 until 2017. Prior to joining Kingdon, Mr. Siegel was a healthcare portfolio manager at SAC Capital Advisors from 2005 until 2011; an associate director of pharmaceutical and specialty pharmaceutical research at Bear, Stearns & Co.; a pharmaceuticals research associate at Dresdner Kleinwort Wasserstein; and a consultant to the Life Sciences Division of Computer Sciences Corporation. Mr. Siegel has worked as a research associate at the Novartis Center for Immunobiology at Harvard Medical School and as a research assistant at Tufts University School of Medicine. He is also a director at Jaguar Health, Inc., a Nasdaq listed company since 2018, and has served on the board of advisors of Vitalis LLC, a private pharmaceutical company, since March 2019 and as a director of Napo Therapeutics S.p.A, the majority owned Italian subsidiary of Napo Pharmaceuticals and Jaguar Health, Inc. since November 2021. Mr. Siegel received a BS in Psychology from Tufts University in 1995 and an MBA from Columbia Business School in 1999.

Directors’ Compensation

As previously approved by the Company’s shareholders, each of our external and independent directors, whether currently in office or appointed in the future is entitled to the following cash compensation: (i) $35,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Sharon Kochan be and herby is elected, and Dr. Alon Seri-Levy, Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hani Lerman, Dr. Shmuel Ben Zvi and Mr. Jonathan B. Siegal be, and each of them hereby is, elected to hold office as a director of the Company for an additional one- year term until the annual general meeting to be held in 2024.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 3

OPTION AWARD AND AMENDMENT TO THE TERMS OF ENGAGEMENT OF DR. ALON SERI-LEVY

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company’s compensation committee, board of directors and shareholders, in that order.

Background; Chief Executive Officer’s Current Terms of Employment

Pursuant to the employment agreement with Dr. Alon Seri-Levy, our Chief Executive Officer, Dr. Seri-Levy is entitled to a gross monthly base salary of NIS 90,000 (approximately $24,938 according to the $/NIS representative exchange rate as of June 20, 2023, the “Representative Rate”). Dr. Seri-Levy is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law, and is eligible for an annual cash bonus based upon achievement of objectives determined by the Company. Dr. Seri-Levy receives no compensation in his capacity as a director of the Company.

We are seeking shareholder approval for a change in the terms of engagement and a grant of options as specified below to Dr. Seri-Levy following approval of such compensation items by our Compensation Committee and Board.

Options Grant

Our Compensation Committee and Board of Directors have resolved to recommend to our shareholders at the Meeting to approve the grant to Dr. Seri-Levy of options to purchase 257,344 Company ordinary shares under our 2014 Share Incentive Plan (the “Plan”). The options would have a term of 10 years and vest over a period of four years as follows: (i) twenty-five percent (25%) would vest upon the lapse of one (1) year from the date of approval by the Company’s shareholders of the option grant and (ii) six and one-quarter percent (6.25%) of the options would vest upon the lapse of each subsequent quarter thereafter. The exercise price of the options will be $5.60, which is significantly higher than the current market price of the Company’s ordinary share. As of the close of business on June 20, 2023, the price per Ordinary Share on Nasdaq was $3.13.

            The options would become fully vested in the event of a “Change of Control”, which means either (i) a transaction or series of transactions (other than an offering of our ordinary shares (or any shares substituted for such ordinary shares) which we are or may in the future be authorized to issue to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition by any individual, entity or group of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “U.S. Exchange Act”)), through sale of shares, merger, consolidation, or otherwise, of 100% of the then outstanding shares; provided, however, that any acquisition by the Company or by any affiliate (as defined in Rule 405 under the Securities Act of 1933) of the Company shall not constitute a Change of Control or (ii) a sale or other disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis.

In addition, Dr. Seri-Levy’s employment agreement provides for full acceleration of vesting of options if Dr. Seri-Levy’s employment is terminated by the Company without Cause (as defined in the employment agreement) or voluntarily by him for Good Reason (as defined in the employment agreement) within 12 months of a Change of Control. For the purpose of this acceleration, a Change of Control is defined as (i) a transaction or series of transactions (other than an offering of shares to the general public through a registration statement filed with the Securities and Exchange Commission) resulting in the acquisition by any person or entity of beneficial ownership (within the meaning of the rules under the U.S. Exchange Act) through a sale of shares, merger, consolidation, or otherwise, of more than 30% of our then outstanding Company shares (unless, following such acquisition Mr. Moshe Arkin beneficially owns, directly or indirectly, 50% or more of the then outstanding Company shares); or (ii) a sale or other disposition of all or substantially all of the assets of Company and its subsidiaries on a consolidated basis.

The proposed grant of options Dr. Seri-Levy is consistent with the Compensation Policy.

Salary Increase

Our Compensation Committee and the Board have resolved to approve, subject to the approval of our shareholders, an adjustment to the gross monthly base salary paid to Dr. Seri-Levy in his position as the Company’s Chief Executive Officer, so that his gross monthly base salary will be increased from NIS 90,000 to NIS 100,000 (approximately $27,709 according to the Representative Rate), effective as of January 1, 2023. The proposed increase in salary would be the first increase in his salary in over five (5) years.

Dr. Seri-Levy co-founded the Company and has served as its Chief Executive Officer since its incorporation until today. Dr. Seri-Levy has a broad scope of responsibilities at the Company and has significant experience in the drug development, research, clinical and regulatory, CMC (chemistry, manufacturing and controls) and licensing of pharmaceutical products. Our Compensation Committee and Board also reviewed the compensation provided to other executives of the Company as well as other relevant information and materials presented to them. Our Compensation Committee and Board also took into account that Dr. Seri-Levy's salary was last increased in February 2018 upon the Company's successful initial public offering.

The proposed increase in the gross monthly base salary of Dr. Seri-Levy is consistent with the Compensation Policy.

It is proposed that the following resolutions be adopted at the Meeting:

"RESOLVED, to approve the grant of options exercisable into 257,344 ordinary shares of the Company to Dr. Alon Seri-Levy, the Company’s Chief Executive Officer, on the terms described in the Proxy Statement.”

“RESOLVED, that the gross monthly base salary of Dr. Alon Seri-Levy, the Company’s Chief Executive Officer, be increased to NIS 100,000, effective as of January 1, 2023.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolutions. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

•
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

In the event that the shareholders fail to approve the proposal in a duly convened meeting, the Board of Directors may nevertheless override that decision, provided that the Compensation Committee and then the Board of Directors decide, on the basis of detailed reasons and after further review of the proposal, despite the failure of the shareholders to approve the proposal.

The Board and the Compensation Committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”) (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years.

On May 11, 2023 and on June 14, 2023, following the recommendation of the Compensation Committee, the Board of Directors approved certain amendments to the Compensation Policy with respect to the clawback provision, the compensation payable to a lead independent director, and the ratio between equity-based compensation and the total (cash and equity) compensation to be granted to the Company's directors as described below.

Nasdaq Clawback Policy

The Compensation Policy currently contains compensation recovery (“clawback”) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated. Nasdaq has proposed listing rules mandating that companies with listed securities adopt clawback policies in response to Rule 10D-1 under the U.S. Exchange Act (“Nasdaq Clawback Policy”). These Nasdaq listing rules are not yet in effect; however, it is proposed that the Compensation Policy be revised to clarify that the Company intends to adopt a Nasdaq Clawback Policy that complies with such requirements. The proposed amendments to the Compensation Policy would make the clawback provisions currently in the Compensation Policy more consistent with the Nasdaq Clawback Policy that will be adopted by the Company. The amendment to the Compensation Policy would also provide that in the event of any inconsistency between the Compensation Policy and Nasdaq Clawback Policy to be adopted by the Company, the Nasdaq Clawback Policy shall prevail to the extent that it expands the obligation of the Company to clawback compensation from Company office holders. The full text of the proposed amendment is attached hereto on Appendix B.

Compensation to Lead Independent Director

Currently, the Compensation Policy does not provide for compensation payable to a lead independent director in his/her capacity as a lead independent director. In light of the additional tasks and responsibilities of the Company's lead independent director, it is proposed to amend the Compensation Policy to allow additional compensation payable to the Company's Lead Independent Director, limited by the same additional amount that may be paid to chairpersons of committees of the Board of Directors - $14,950 per year. Separate shareholder approval would be needed for any decision to pay for a director in his/her capacity as a lead independent director.

Ratio of Director Equity-Based Compensation to Total Compensation

The Compensation Policy currently provides that equity-based compensation granted to the Company’s directors may not exceed 50% of the total cash compensation paid to the Company’s directors. The Compensation Committee and the Board of Directors have determined that in order to retain and attract experienced directors with knowledge of the U.S. markets to serve on the Company’s Board of Directors, it is necessary to increase the percentage of equity-based compensation of the total (cash and equity) compensation that may be granted to directors, to a level that is customary at similar companies traded on the U.S. capital markets. Such an amendment would also allow the Company additional flexibility in structuring director compensation by enabling the Company to increase director compensation without the need to increase the cash compensation payable to directors. Any change in the compensation of directors would require shareholder approval. It is proposed to amend the Compensation Policy to provide that equity-based compensation granted to the Company’s directors shall not exceed 55% of the total compensation payable to the Company’s directors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve amendments to the Compensation Policy in the form attached hereto as Appendix B.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

•
approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

In the event that the shareholders fail to approve the amendments to the Compensation Policy in a duly convened meeting, the Board of Directors may nevertheless override that decision, provided that the Compensation Committee and then the Board of Directors decide, on the basis of detailed reasons and after further review of the amendments to the Compensation Policy, that the approval of the amendments to the Compensation Policy is for the benefit of the Company despite the failure of the shareholders to approve the amendments to the Compensation Policy.

The Board and the Compensation Committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F, filed with the SEC on March 10, 2023, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

The Company is subject to the information reporting requirements of the U.S Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

June 21, 2023

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned,                        , hereby declares to Sol-Gel Technologies Ltd. (the “Company”), effective as of                             , as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759- 1999 (the “Israeli Companies Law”).

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name:	Signature:

Date:

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2)	conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

Appendix B

Amendments to the Compensation Policy

11.2	Compensation Recovery ("Clawback")

11.2.1.
In the event of an accounting restatement, Sol-Gel shall ~~be entitled to~~ recover from its Executive Officers the bonus compensation or performance-based equity compensation received by each such Executive Officer during the three completed fiscal years immediately preceding the date that the company is required to prepare an accounting restatement in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated ("Compensation Recovery").~~, provided that a claim is made by Sol-Gel prior to the third anniversary of fiscal year end of the restated financial statements~~ For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the SEC Clawback Rule (as defined below).

11.2.2.	Notwithstanding the aforesaid, the Compensation Recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable GAAP financial reporting standards as determined by the Company’s outside auditor; ~~or~~

•
The Company (subject to any required approval by the applicable law) has determined that the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered; or

•	Otherwise as provided in the SEC Clawback Rule ~~clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or~~

•	~~The amount to be paid under the clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer~~.

11.2.3.
The Company intends to adopt a clawback policy (“Nasdaq Clawback Policy”) that complies with the listing standards (“Nasdaq Standards”) to be adopted by The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including Nasdaq, to establish listing standards for purposes of complying with such rule. Any provision of the Nasdaq Clawback Policy as required by the Nasdaq Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy expands the obligation of the Company to conduct a Compensation Recovery. For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption of the Nasdaq Clawback Policy.

11.2.4.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of other applicable securities or other laws, regulations or listing standards~~It shall be clarified, that Sol-Gel shall not be entitled to Compensation Recovery with respect to equity-based compensation granted to its Executive Officers~~.

*  *  *  *

H. Board of Directors Compensation

*  *  *  *

28	Following June 23, 2023, the maximum compensation of the Company's directors (including external directors and independent directors) will increase by 15% and shall not exceed the following:

28.1	Base payment of $67,275 per year (the "Base Payment");

28.2	Chairman of the Board- an additional amount of $37,375 per year to the Base Payment;

28.3	Committee Chairman- an additional amount of $14,950 per year to the Base Payment;

28.4	Lead Independent Director – an additional amount of $14,950 per year to the Base Payment; and

28.5	Committee member- an additional amount of $7,475 per year to the Base Payment.

*  *  *  *

31.	Equity based-compensation granted to the Company’s directors shall not exceed ~~50~~55% of the total ~~cash~~ compensation paid to the Company’s directors ~~pursuant to Section 27.1[5]~~

______________________________

~~5          Based on the fair value on the date of grant, calculated annually, on a linear basis.~~

B - 2